EXHIBIT 23.2

CONSENT OF LATHAM & WATKINS LLP

This consent is being rendered in connection with the filing of a report on Form 8-K by Kilroy Realty Corporation, a Maryland corporation (the “Company”), on November 21, 2003 with respect to the sale by the Company of 1.61 million shares of 7.80% Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share. We hereby consent to the attachment of our opinion dated November 21, 2003 with respect to the legality of the securities being offered as Exhibit 5.2 to such Form 8-K, and to the attachment of our opinion dated November 21, 2003 with respect to certain tax matters as Exhibit 8.1 to such Form 8-K. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Dated: November 21, 2003

Very truly yours,

/s/ Latham & Watkins LLP